SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                    (Amendment No.   23)*

                MONMOUTH CAPITAL CORPORATION
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                          609524103
                       (CUSIP Number)

                    Eugene W. Landy, Esq.
              Juniper Business Plaza, Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey 07728
                        732-577-9997
             Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)

                    January 30, 2004
            (Date of Event Which Requires Filing
                    this Statement)

            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee needed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 609524103                     Page 2 of 6

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only

4.   Source of Funds:  PF

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or
     2(e):

6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares
Beneficially Owned
by Reporting Person 7.  Sole Voting Power       106,430.3

                    8.  Shared Voting Power     136,431.4

                    9.  Sole Dispositive
                        Power                   106,430.3

                    10. Shared
                        Dispositive Power       136.431.4


11.  Aggregate Amount Beneficially Owned by Reporting
     Person:

     242,861.7

12.  Check if the Aggregate Amount in Row (11) excludes
     Certain Shares:

     [   X   ]

13.  Percent of Class Represented by Amount in Row (11):
     7.84%

14.  Type of Reporting Person:  IN



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CUSIP No. 609524103                 Page 3 of 6


ITEM 1.   SECURITY AND ISSUER

          Common Stock issued by Monmouth Capital
          Corporation, Juniper Business Plaza, Suite 3-C,
          3499 Route 9 North, Freehold, New Jersey
          07728.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The person filing this statement is Eugene W.
          Landy.

     (b)  Mr. Landy's business address is Juniper Business Plaza,
          Suite 3-C, 3499 Route 9 North, Freehold, New Jersey 07728.

     (c) Mr. Landy's present principal occupation is an attorney; President of Monmouth Capital
          Corporation; President of Monmouth Real Estate
          Investment Corporation (formerly Monmouth Real
          Estate Investment Trust); and Chairman of the
          Board of United Mobile Homes, Inc.

     (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

     (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

     (f)  Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of Monmouth Capital Corporation was acquired for investment purposes. The acquisition involves no change of control of Monmouth Capital Corporation. Eugene W. Landy is President, Director and a major shareholder. Therefore, Item 4 is somewhat inapplicable. Mr. Landy has no plans for the following:


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CUSIP No. 609524103                     Page 4 of 6


          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of Monmouth Capital Corporation common stock may be made from time to time under the Company's
           Dividend Reinvestment and Stock Purchase Plan.

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except the Board of Directors of Monmouth Capital Corporation is considering the changes set forth in (f) of this Item 4 below;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure;

          (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination or registration; or

          (j) any action similar to any of those enumerated above.



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CUSIP No. 609524103                     Page 5 of 6


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on January 30, 2004, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                    Aggregate Number of    Percentage of
Name                Shares Owned           Shares Owned
____                ___________________    _____________


Eugene W. Landy       96,888.2*             3.13

Gloria Landy           9,542.1              0.30

Eugene W. and
Gloria Landy Family   20,000                0.65
Foundation

Landy & Landy
Employees' Pension    32,835                1.06
Plan

Landy & Landy
Employees' Profit     69,051                2.23
Sharing Plan

Landy Investments     14,545.5              0.47

Total:               242,861.7**            7.84



*Does not include 50,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option
Plan, which option expires October 4, 2009.
**Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

          (b)  The information required by this sub-
           paragraph is contained in the responses to ITEMS
           7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

          (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of Monmouth Capital Corporation during the past 60 days:



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CUSIP No. 609524103                     Page 6 of 6


                                                      Price
                      Amount of     Character of      Per
Name         Date     Shares        Transaction       Share
____         ____     _________     ____________      _____

                                    Acquisition
                                    pursuant to the
                                    Company's
                                    Dividend
                                    Reinvestment and
Eugene W.                           Stock Purchase
Landy      12/15/03   2,647.1       Plan              $6.25

                                    Acquisition
                                    pursuant to the
                                    Company's
                                    Dividend
                                    Reinvestment and
Gloria                              Stock Purchase
Landy      12/15/03      295.9      Plan              $6.25


          (d)  This item is not applicable.

          (e) The reporting person has not ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

               There are no contracts, arrangements,
           understandings or relationships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of Monmouth Capital
           Corporation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2004
                              /s/ Eugene W. Landy
                              Eugene W. Landy,
                              President and Director